Oxford Glycosciences PLC
21 November 2002



For further information please contact:


Oxford GlycoSciences Plc
David Ebsworth, Ph.D., Chief Executive Officer
Chris Moyses, M.D., Chief Medical Officer
Tel: +44 (0) 1235 208 000
Website:
www.ogs.com
Financial Dynamics
UK Media and Investors
Melanie Toyne-Sewell
Francetta Carr
Tel: +44 (0) 20 7831 3113

US Media and Investors
Leslie Wolf-Creutzfeldt
Deborah Ardern Jones
Tel: +1 212 850 5626


                            FDA update on Zavesca(TM)
                  OGS announces plans to submit NDA amendment


Oxford, UK, 21 November 2002 -- Oxford GlycoSciences Plc (LSE: OGS,
Nasdaq: OGSI) today announces that feedback has been received from the U.S. Food and Drug Administration (FDA) about the End-of-Review Conference on Zavesca. The FDA said it believes that management of benefit/risk ratio can be achieved through restricted use of the drug.

OGS' Chief Medical Officer, Chris Moyses, said, "We are pleased that the FDA has opened the way for an NDA amendment." He added, "While the letter was not specific about the data required by the FDA to demonstrate safety and efficacy in the intended indication, additional information will be provided from studies that have continued since the original NDA was submitted."

On the basis of this feedback, it is intended to submit an amendment to the NDA for Zavesca early next year.


Notes to Editors

Zavesca regulatory background

OGS submitted an NDA for Zavesca for the treatment of patients with type 1 Gaucher disease in August 2001. In June 2002, the FDA issued a complete response letter indicating that the product was not approvable based on the FDA's opinion that OGS had not provided sufficient support of safety and efficacy of the drug. In accordance with FDA procedure, OGS requested and received a hearing on whether there were grounds for denying approval of the application. The FDA letter to OGS was a follow-up to this meeting.


Gaucher disease

Gaucher disease is a rare genetic disorder, which results from reduced activity of glucocerebrosidase, an enzyme responsible for glycosphingolipid (GSL - a subclass of fats) metabolism. Symptoms include enlargement of spleen and liver, bone disease and anaemia.


Treating Gaucher disease with Zavesca

Zavesca is an oral inhibitor of glucosylceramide synthase, a key enzyme involved in GSL biosynthesis. The rationale for the use of Zavesca is to help balance the overall level of GSLs by inhibiting their production or synthesis - termed 'substrate reduction'.


Oxford GlycoSciences

OGS has drug research discovery programmes in central nervous system diseases, cancer, infectious disease and GSL storage disorders.

OGS has developed a patented technology platform in the emerging field of proteomics, the comprehensive study of proteins, integrating proteomics with genomics to create an innovative drug discovery platform. OGS' proteomics collaborations with major pharmaceutical and biotechnology companies include Bayer, Pioneer Hi-Bred/DuPont, GlaxoSmithKline, Pfizer and Cystic Fibrosis Foundation Therapeutics Inc., and include a government research biomarker alliance with the Center for Drug Evaluation and Research of the US Food and Drug Administration (FDA). OGS has drug discovery and development alliances with Medarex, NeoGenesis and BioInvent, technology development collaborations with Applera, Packard BioScience and The Institute for Systems Biology. OGS has also entered into a joint venture, Confirmant Limited, to develop the Protein Atlas of the Human Genome(TM).

Zavesca is undergoing further clinical investigations in several GSL storage disorders.


This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Zavesca (INN:miglustat) is based and uncertainties related to the regulatory process.